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RECEIVED

2008 MAY 30 A 10:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08002910

May 28, 2008

Rule 12g3-2(b) File No. 82-35118

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

SUPPL

Dai Nippon Printing Co., Ltd.
Rule 12g3-2(b) File No. 82-35118

The enclosed information is being furnished to the Securities and Exchange Commission on behalf of Dai Nippon Printing Co., Ltd. (the "Company") pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents for which English versions are readily available, as identified in Exhibit A.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

PROCESSED
JUN 02 2008
THOMSON REUTERS

Very truly yours,

Masahisa Ikeda

Enclosures
MI/KN/ms

Exhibit A

Documents for which English Versions are Readily Available

Documents Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange and Osaka Securities Exchange:

- "Announcement with Respect to Open-Market Repurchase of the Company's Shares (Under the Provisions of its Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)", as filed with the Tokyo Stock Exchange and Osaka Securities Exchange on April 25, 2008 (Exhibit A-1)

Press Releases:

- Press Release dated April 8, 2008, "DNP and Unimicron to Establish Printed Wiring Board Joint Venture" (Exhibit A-2)
- Press Release dated April 25, 2008, "DNP Conducts Field Trials aiming to Commercialize Consumer Information Distribution Service 'Magitti'" (Exhibit A-3)

Exhibit A-1

RECEIVED
2008 MAY 30 A 10:44
FICE OF INTERNATIONAL
CORPORATE FINANCE

April 25, 2008

DAI NIPPON PRINTING CO., LTD.
Yoshitoshi Kitajima
President
(Stock Code Number: 7912,
First Section of TSE and OSE)

CONTACT:
Kazuo Doi
(General Manager of
Securities Department)
Phone: +813-5225-8341

Announcement with Respect to Open-Market Repurchase of the Company's Shares (Under the Provisions of its Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law of Japan)

Tokyo—April 25, 2008—Dai Nippon Printing Co., Ltd. (the "Company") has repurchased the Company's shares at the open-market on the Tokyo Stock Exchange, under Article 156, as applied pursuant to Article 165, Paragraph 3 of the Company Law, as follows.

Details of Repurchase

1.Date of repurchase	From April 1,2008 to April 24, 2008
2.Aggregate number of shares repurchased	6,300,000 shares
3.Aggregate price of shares repurchased	¥10,212,182,000
4.Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

(For Reference) Details of repurchase as resolved at the meeting of the Board of Directors held on February 8, 2008

• Class of shares to be repurchased	Common stock of the Company
• Aggregate number of shares to be repurchased	Up to 25 million shares [3.73% of the total issued and outstanding shares (excluding treasury stock)]
• Aggregate price of shares to be repurchased	Up to ¥50 billion
• Period of shares repurchase	From February 12, 2008 to June 30, 2008
• Method of repurchase	Open-market repurchase on the Tokyo Stock Exchange

Total number of the Company's shares repurchased by the Company, after the above resolution of the Board of Directors and until April 24, 2008

• Aggregate number of shares repurchased	14,644,000 shares
• Aggregate price of shares repurchased	¥23,882,143,000

Exhibit A-2

DNP

News Release

April 08, 2008
Dai Nippon Printing Co., Ltd.
Unimicron Technology Corporation

DNP and Unimicron to Establish Printed Wiring Board Joint Venture

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) and Unimicron Technology Corporation (Unimicron,) the globally renowned Taiwan based maker of printed wiring boards, are pleased to announce an agreement on the establishment in late June 2008 in Hong Kong, of UD Alliance Technology Limited, a joint venture between the two companies, which will specialize in the manufacturing and marketing of printed wiring boards based on B^2it^{TM} DNP's unique buildup board manufacturing technology.

Demand for high function, high density printed wiring boards is forecast to see further expansion going forward, in line with the spread in high function mobile phones in recent years. In many instances, manufacturing of mobile phone terminals is carried out in China and the Asian region, and there are increasing calls for printed wiring board makers to make it possible to answer that demand in a timely fashion from a location closer to the factories of the mobile terminal makers, which serve as their clients.

The new company will sign a patent license agreement covering B^2it^{TM} technology with DNP, and manufacture and market printed wiring boards based on this technology. The new company will contract manufacturing to the Unimicron factory in Kunshan, China, and will market end products to DNP and Unimicron in the first instance.

In addition to helping DNP strengthen its production system for printed wiring boards based on B^2it^{TM}, and further expand its business, by providing B^2it^{TM} related manufacturing technology support to Unimicron, the establishment of this new company will also pave the way for the global standardization of B^2it^{TM} technology, itself. As far as Unimicron is concerned, adopting B^2it^{TM} technology will help the company to strengthen its production system for high function, high density printed wiring boards, and Unimicron plans to enhance its cost reduction effect through mass production.

[Overview of the New Company]

Company name	:	UD Alliance Technology Limited
Location	:	Hong Kong

Paid in capital	:	HKD 40 million
Investment ratio	:	Unimicron 66.5%, DNP 33.5%
To be established	:	Late June 2008
Representative Directors	:	Unimicron will send in two directors, and DNP one.
Business content	:	Business content: The manufacture and marketing of printed wiring boards based on B^2it^{TM} technology.

[Overview of DNP]
Head quarters: 1-1-1, Ichigaya-Kagacho, Shinjuku-ku, Tokyo, Japan
Paid in capital: ¥114,464 million
President: Yoshitoshi Kitajima

Dai Nippon Printing Co., Ltd (DNP) is the world's largest comprehensive printing company with approximately 38,000 employees and annual Group sales of ¥1.5578 trillion. Beginning with printing, DNP operates a broad array of businesses, including commercial printing, smart cards, business forms, networking ventures, and the production of electronics related materials. In the electronics segment, DNP manufactures products for displays such as LCD color filters, and semi-conductor materials, including photomasks, printed wiring boards, and package related materials.
For further information, please visit http://www.dnp.co.jp/

[Overview of Unimicron Technology Corporation]
Head quarters:
No.38, Hsing Pong Road, Kwei Shan Industrial Park, Tao Yuan, Taiwan
Paid in capital: $325 million
Representative Director: T.J.Tseng

Unimicron Technology Corp. (Unimicron) is the world's largest manufacturer of printed wiring board for use on mobile phones and the top 3 PWB producing company with turnover of US$1.5 billion in 2007. Unimicron supplies a broad range of PWB solutions including advanced PWB (which contributed to 70% of its turnover such as IC carrier and HDI PWB) as well as conventional PWB with manufacturing bases in Taiwan and China.
For more information, please visit http://www.unimicron.com/

[B^2It^{TM} Technology]
"B^2it^{TM}" is a DNP's unique technology for buildup printed wiring board, which connects adjacent conductive layers by the bumps made of a high conductivity paste, formed by screen printing and penetrated insulating layer. As there is no plated through hole for electrically connecting between the conductive layers, that leaves a broader area on which to mount parts, and as the wiring layout can be freely carried out throughout all the layers this technology also has the characteristic of allowing for broad latitude in wiring design.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

Exhibit A-3

April 25, 2008

DNP Conducts Field Trials aiming to Commercialize Consumer Information Distribution Service "Magitti"

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) between Tuesday March 18 and Saturday April 19 conducted field trials in the shopping and entertainment area of Shibuya, Tokyo aiming to commercialize its mobile phone based consumer information distribution service "Magitti," which matches distributed data to the present location, time and personal preferences.

[Summary of Magitti]

In September 2007, DNP in collaboration with the Palo Alto Research Center Inc. (PARC*1) developed a system employing contextual information(*2) obtained from consumer mobile phones to forecast the behavior a given consumer is most liable to undertake, including "eating," "shopping," seeing," and "playing," and to distribute the optimum information designed for each consumer to their mobile phones. Information which can be used as contextual data includes consumer's related data such as location, time and weather, along with pre-registered personal preferences and browsing history.

DNP will use this system and from early 2009 plans to launch a service which distributes information regarding shops, facilities and events free of charge to mobile phones. Information to be distributed includes shop names, locations, shopping genres, business hours, along with some self-generated PR from the stores. The company also plans to distribute word of mouth information from consumers themselves and their ratings of these different stores. Information listings submitted by the operators of stores, facilities and events will be carried free of charge. Fee paying services will include the distribution of advertising information which uses contextual information and promotional information. DNP anticipates that promotional information will include a variety of announcements which have so far been carried out via such methods as pamphlet distribution, and that the new service will make it possible to distribute this information and announcements in a real-time format. For example, one possibility would be the distribution of information regarding special daily or hourly sales, or sales designed to bring in customers on a rainy day only to consumers situated nearby when the offers commence.

[Field Test Summary]

Prior to commercialization, DNP conducted field tests using PDAs in Shibuya, which is characterized by the presence of large numbers of young people who are conversant with the workings of mobile phones. The company loaned PDAs to these consumers for their use in Shibuya and conducted

surveys on whether the provided data was the information they wanted, and on their desires connected with "Magitti." DNP also surveyed business operators on their usage desires, wishes and points for improvement. The following is an extract from the survey results for both consumers and business operators.



PDA based "Magitti" data display


People looking to provide information
Magitti
People who want information
Consumers
Content providers
Advertisers
Accessing Magitti
Recommended information
Visiting stores

"Magitti" service summary

Consumer Findings

- It was fun to use and also find out about stores I didn't know about in certain locations
- It was cool to watch the data change in line with my movements
- The more I used Magitti the more the information was adapted to my personal likes and desires
- It was useful to see that Magitti also recommended data on activities other than eating and drinking, including shopping, movies and karaoke

Reactions of Business Operators

- It was useful to be able to distribute data to a select number of target consumers
- It was also helpful that the system could be used without the consumer having to conduct searches themselves
- The mobile based service recommending stores and outlets was

completely new to us

- We would like to use a system which distributes information on a real time basis, (a sales promotion data distribution service).

Survey period	:	Tuesday, March 18 – Saturday, April 19, 2008
Target	:	Young people between 18 years old and 25 years old who often visit Shibuya
Target area	:	Shopping and entertainment area nearby Shibuya station
Participating stores	:	Some 1,500 restaurants, shops, cinemas and karaoke outlets frequented by young people.

In addition to GPS devices, the company also employed "PlaceEngine (*3)" a technology developed by Koozyt Inc. which employs wireless LAN WiFi in determining present location as a mechanism to search out consumer location data. As a result, it was possible to conduct searches in-door and in basement areas where GPS cannot be used.

[Forward Looking Events]

On this occasion the company employed PDAs with pre-installed software applications in its field tests, but from autumn 2008 plans to conduct a field test using mobile phones ordinarily carried by consumers, themselves. And based on the result of these field tests, DNP aims to commercialize services from spring 2009 in five areas of Tokyo, namely, Shibuya, Aoyama, Harajuku, Shinjuku, and Ginza-Yurakucho. Other areas are being considered for expansion.

(*1) Palo Alto Research Center Inc. (PARC)

Palo Alto, California based research center under president and center director, Mark Bernstein, which conducts R&D activities in areas including physics, computer science, biology and social sciences. Founded in 1970 as part of Xerox Research, PARC was incorporated in 2002 as an independent research business. PARC has contributed to the creation of more than 30 companies and is celebrated for such innovations as laser printing, distributed computing and Ethernet, the graphical user interface (GUI), object-oriented programming, and ubiquitous computing.
http://www.parc.com/

(*2) Contextual Information

Refers to data pertaining to specific consumer conditions and situations, which are used as program criteria.

(*3) PlaceEngine:

PlaceEngine is a core technology that enables a device equipped with Wi-Fi such as a PC or a PDA to determine its current location. In order to use PlaceEngine you need to install client software for your platform.

* "PlaceEngine" is a registered trademark of Koozyt, Inc.
* "PlaceEngine" was developed by Sony Computer Science Laboratories, Inc. and is licensed by Koozyt, Inc.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

END